# BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com


02015884

March 4, 2002

02 MAR 15 AM 8:58

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

**Attention: Office of International Corporate Finance**

SUPPL

Dear Sirs:

**Re: Buck Lake Ventures Ltd. (the "Issuer")**
**Filing of documents under Section 12g3-2(b),**
***Securities Act* of 1934**
**File No. 82-1669**

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 12, 2001:

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting

B. Copies of news releases issued during the relevant period.

C. Copy of BC Form 45-902F (formerly Forms 20) filed with the British Columbia Securities Commission.

D. Copies of BC Forms 53-901F (formerly Forms 27) filed with the British Columbia and Alberta Securities Commissions.

E. Copy of Canadian Venture Exchange letter of approval.

dlw 3/19

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

**BERUSCHI & COMPANY**

**PER:**

**GWEN WEGNER**
Paralegal

Enclosures

82-1669

## ADVANCE NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

| | | |
|---|---|---|
| Auterra Ventures Inc. | - | August 30, 2002 |
| Ballad Ventures Ltd. | - | June 28, 2002 |
| Buck Lake Ventures Ltd. | - | June 28, 2002 |
| Cora Resources Ltd. | - | June 27, 2002 |
| Maximum Ventures Inc. | - | March 28, 2002 |
| Montoro Resources Inc. | - | February 21, 2002 |
| Pacific Topaz Resources Ltd. | - | May 31, 2002 |
| Pierre EnTerprises Ltd. | - | September 30, 2002 |
| Primo Resources International Inc. | - | February 28, 2002 |
| Totally Hip Software Inc. | - | February 26, 2002 |
| Ventir Challenge Enterprises Ltd. | - | November 29, 2002 |

02 MAR 15 AM 8:47

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

**DATED** at Vancouver, British Columbia, this 18th day of December, 2001.

**BY THE ORDER OF THE BOARD OF DIRECTORS**
**OF EACH RESPECTIVE COMPANY**

82-1669

**BC FORM 53-901F**

***SECURITIES ACT***

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

02 MAR 15 AM 8:

**Item 2.** **Date of Material Change**

January 10, 2002

**Item 3.** **Press Release**

Press Release dated January 10, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces Canadian Venture Exchange acceptance for filing of two property agreements and the issuance of shares pursuant thereto.

**Item 5.** **Full Description of Material Change**

East Dog River Property

The Issuer announces that, pursuant a Mineral Property Option Agreement dated September 21, 2001 between William J. Richmond and William D. Morehouse (together, the "Vendors") and the Issuer with respect to the East Dog River Property, the Issuer has issued 30,000 common shares in its capital to the Vendors at a deemed price of $0.25 per share. The issuance of the shares follows acceptance for filing by the Canadian Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until March 16, 2002.

The East Dog River Property is a nickel/ platinum/ palladium property in the Lac Des Iles area near Thunder Bay, Ontario located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Issuer's consulting geologists.

The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares and will be explored for its potential to host platinum-palladium-copper-nickel mineralization similar to that discovered at the Buck Lake Property.

Mirage Lake Property

The Issuer also announces that, pursuant a Mineral Property Option Agreement dated September 21, 2001 between William J. Richmond and William D. Morehouse (together, the "Vendors") and the Issuer with respect to the Mirage Lake Property, the Issuer has issued 30,000 common shares in its capital to the Vendors at a deemed price of $0.25 per share. The issuance of the shares follows acceptance for filing by the Canadian Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until March 16, 2002.

The Mirage Lake Property is a base metal prospect located approximately 10 kilometres northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

**Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7. Omitted Information**

There is no omitted information.

**Item 8. Senior Officers**

Raymond Roland, President - (604) 682-7159.

**Item 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 11th day of January, 2002.

Leeta Drinovz, Director

82 - 1669

# *BUCK LAKE VENTURES LTD.*

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

02 MAR 15 ... 8:

Trading Symbol: BUC
January 10, 2002

12g3-2(b): 82-1669
Standard & Poor's Listed

---

## PROPERTY AGREEMENTS ACCEPTED FOR FILING

---

### East Dog River Property

Buck Lake Ventures Ltd. ("BUC") announces that, pursuant a Mineral Property Option Agreement dated September 21, 2001 between William J. Richmond and William D. Morehouse (together, the "Vendors") and BUC with respect to the East Dog River Property, BUC has issued 30,000 common shares in its capital to the Vendors at a deemed price of $0.25 per share. The issuance of the shares follows acceptance for filing by the Canadian Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until March 16, 2002.

The East Dog River Property is a nickel/ platinum/ palladium property in the Lac Des Iles area near Thunder Bay, Ontario located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by BUC's consulting geologists. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares and will be explored for its potential to host platinum-palladium-copper-nickel mineralization similar to that discovered at the Buck Lake Property.

### Mirage Lake Property

BUC also announces that, pursuant a Mineral Property Option Agreement dated September 21, 2001 between William J. Richmond and William D. Morehouse (together, the "Vendors") and BUC with respect to the Mirage Lake Property, BUC has issued 30,000 common shares in its capital to the Vendors at a deemed price of $0.25 per share. The issuance of the shares follows acceptance for filing by the Canadian Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until March 16, 2002.

The Mirage Lake Property is a base metal prospect located approximately 10 kilometres northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the

prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. BUC's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

**BUCK LAKE VENTURES LTD.**

Per: ______________________
Raymond Roland, President

*The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release*

82-1669

# *BUCK LAKE VENTURES LTD.*

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
January 30, 2002

12g3-2(b): 82-1669
Standard & Poor's Listed

---

## Buck Lake Ventures options Tib Lake Property from North American Palladium

---

Buck Lake Ventures Ltd. (BUC) is pleased to announce that after extensive negotiations it has entered into an option agreement for the acquisition of up to a 100% interest in the Tib Lake Platinum Palladium Project from North American Palladium Ltd.

The Tib Lake Project which comprises 17 unpatented mineral claims (114 claim units) is located on the second largest intrusion in the Lac des Iles area. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultra-mafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at BUC's Buck Lake property. The deposit at Lac des Iles contains 146 million tonnes @ 1.57 grams per tonne palladium (7.4 million ounces of palladium).

The Lac des Iles deposit is one of largest of its type in the world and demonstrates the Ring of Fire's potential to host economic palladium and platinum mineral deposits. Geologists believe that this area, in particular the Ring of Fire, is a highly favourable geological environment for finding additional large palladium, platinum and nickel deposits. North America currently has only two mines that produce platinum and palladium as their primary product.

North American Palladium Ltd. has incurred approximately $100,000 in preliminary exploration on the Tib Lake Project. This surface exploration has confirmed the presence of platinum group metals on the property. The Tib Lake Project has not been drilled by North American Palladium Ltd. Recently, a state of the art airborne geophysical survey by the Ontario government revealed several conductive zones, potential zones of sulfides, within the Tib Lake intrusion on the Tib Lake Project. Drilling by Houston Lake on their adjacent portion of the Tib Lake intrusion has shown its potential with an intersection of 1.5 grams per tonne platinum + palladium + gold over 22.0 metres. On November 14, 2001 Houston Lake announced an agreement with Agnico-Eagle Mines Ltd., who are earning a 50% interest in Houston Lake's property by expending $3.6 million over four years and paying $650,000. Houston Lake's portion of the Tib Lake intrusion is adjacent to and immediately southwest of BUC's Tib Lake Project.

Under the terms of the agreement BUC can earn a 100% interest in the Tib Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with BUC being the operator initially.

The option Agreement is subject to Canadian Venture Exchange acceptance for filing.

**BUCK LAKE VENTURES LTD.**

Per: ______________________
Raymond Roland, President

*The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release*

# *BUCK LAKE VENTURES LTD.*

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com


Trading Symbol: BUC
February 1, 2002

12g3-2(b): 82-1669
Standard & Poor's Listed

---

## Buck Lake Ventures options Wakinoo Lake Platinum Palladium Property from North American Palladium

---

Buck Lake Ventures Ltd. (BUC) is pleased to announce that after extensive negotiations it has entered into an option agreement for the acquisition of up to a 100% interest in the Wakinoo Lake Platinum Palladium Project from North American Palladium Ltd.

The Wakinoo Lake Project, which comprises 15 unpatented mineral claims (89 claim units) is located 25 km southwest of the Lac Des Iles Mine. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium Mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at BUC's Buck Lake property. The deposit at the Lac des Iles Mine contains 146 million tonnes @ 1.57 grams per tonne palladium (7.4 million ounces of palladium).

The Lac des Iles deposit is one of largest of its type in the world and demonstrates the Ring of Fire's potential to host economic palladium and platinum mineral deposits. Geologists believe that this area, in particular the Ring of Fire, is a highly favourable geological environment for finding additional large palladium, platinum and nickel deposits. The Lac des Iles Mine is one of only two mines that produce platinum and palladium as their primary product in North America.

North American Palladium Ltd. has incurred approximately $110,000 in preliminary exploration on the Wakinoo Lake Project. This surface exploration has confirmed the presence of platinum group metals on the property in an area where past drilling has intersected 42.97 metres grading 0.72 grams per tonne platinum and palladium (including 9.14 metres grading 2.24 grams per tonne platinum and palladium). BUC will immediately drill two (2) holes in this area to further test the extent of the of the PGE mineralization.

Under the terms of the agreement BUC can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. The option agreement was subject to the mobilization of drill equipment, which has now occurred. North American Palladium Ltd. has a back in right for a

50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with BUC being the operator initially.

The option Agreement is subject to Canadian Venture Exchange acceptance for filing.

**BUCK LAKE VENTURES LTD.**

Per: ______________________
Raymond Roland, President

*The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release*

82-1669

# *BUCK LAKE VENTURES LTD.*


501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com



Trading Symbol: BUC
February 6, 2002

12g3-2(b): 82-1669
Standard & Poor's Listed


---

## Drilling commences at Wakinoo Lake PGE Property

---

Buck Lake Ventures Ltd. (BUC) is pleased to announce that a two hole 400 metre drill program has started on BUC's Wakinoo Lake PGE Property, which was recently optioned from North American Palladium Ltd. (PDL).

The Wakinoo Lake Property, which comprises 15 unpatented mining claims (89 claim units), is located 25 km southwest of the Lac Des Iles Mine. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at BUC's Buck Lake property. The deposit at the Lac des Iles Mine contains 146 million tonnes @ 1.57 grams per tonne palladium (7.4 million ounces of palladium).

PDL incurred approximately $110,000 in preliminary exploration on the Wakinoo Lake Property. This surface exploration has confirmed the presence of platinum group metals in locally varied-textured gabbroic rocks with assay values up to 2.30 gpt platinum and palladium over 7.6 metres in channel sampling. These rocks in the vicinity of the occurrence contain up to 5% disseminated pyrite, chalcopyrite and pyrrhotite. Past drilling intersected 42.97 metres grading 0.72 grams per tonne platinum and palladium (including 9.14 metres grading 2.24 grams per tonne platinum and palladium).

BUC is drilling two (2) holes in this area to further test the extent of the PGE mineralization and is planning to follow-up with a summer surface program of back-hoe stripping, mapping and sampling. Aubrey J. Eveleigh, P.Geo, *Eveleigh Geological Consulting*, is managing the drilling of the Wakinoo Lake Property and acts as the Qualified Person.

Under the terms of the agreement BUC can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration expenditures over 5 years. PDL has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report.

If PDL exercises the back in right, a joint venture will be formed with BUC being the operator initially.

The option agreement is subject to Canadian Venture Exchange acceptance for filing.

**BUCK LAKE VENTURES LTD.**

Per: ______________________
Raymond Roland, President

*The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release*

82-1669

# *BUCK LAKE VENTURES LTD.*

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

02 MAR 15 AM 9:57

Trading Symbol: BUC
February 20, 2002

12g3-2(b): 82-1669
Standard & Poor's Listed

---

**Two Drill holes completed at the Wakinoo PGM Project. Assays awaited**

---

Buck Lake Ventures Ltd. (BUC) reports the successful completion of two diamond drill holes (413 m) on the Wakinoo property, which was recently optioned from North American Palladium Ltd. and is located 25 km southwest of the Lac des Iles Mine. The Lac des Iles Mine contains reserves of 146 million tonnes @ 1.57 g/t palladium.

The Wakinoo property is located on the Demars and Wakinoo Lake intrusions. These intrusions are on the "Ring of Fire", a 30 km diameter circular structure of mafic and ultramafic intrusions that are considered by geologists to have excellent potential for palladium and platinum. Mineralized intrusions on the Ring of Fire host the Lac des Iles Mine and the high-grade nickel/palladium discovery at BUC's Buck Lake property.

The two diamond drill holes completed on the Wakinoo property were situated 50 meters apart and tested the continuation of significant PGM mineralization intercepted over 42.97m in a previous hole and grading 0.72 g/t palladium and platinum.

The holes intersected vari-textured gabbro with long sections of disseminated chalcopyrite and pyrrhotite. Maximum sulphide contents observed were 3% by volume. A total of 253 split core samples (half cores) were collected, most of these over 1 meter in length, some over 1.5 meters. Samples were sent to ALS Chemex Laboratories in North Vancouver and assay results are pending. Aubrey J. Eveleigh, P.Geo., Geological Consultant, supervised the drilling and sampling and acts as the Qualified Person.

Under the terms of the agreement BUC can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with BUC being the initial operator.

The option agreement with North American Palladium Ltd. is subject to Canadian Venture Exchange acceptance for filing.

**BUCK LAKE VENTURES LTD.**

Per: ______________________
Raymond Roland, President

*The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

82-1669

# *BUCK LAKE VENTURES LTD.*

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
February 21, 2002

12g3-2(b): 82-1669
Standard & Poor's Listed

## PRIVATE PLACEMENT CLOSED

Further to its news release of November 7, 2001, Buck Lake Ventures Ltd. (the "Company") announces the completion of its private placement as to 485,714 units at $0.35 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.50 per share. The units are subject to a hold period and may not be traded until June 5, 2002.

**BUCK LAKE VENTURES LTD.**

Per: Roland
Raymond Roland, President

*The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

82-1669

This is the form required under section 139 of the Securities Rules or, where required, under an order issued under section 76 of the *Securities Act*.

**BC FORM 45-902F** (Formerly Form 20)

*Securities Act*

**REPORT OF EXEMPT DISTRIBUTION**

02 MAR 15 AM 8:57

***(Please refer to the instructions before completing the information below.)***

Report of a distribution of a security made under Section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   Buck Lake Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   485,714 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.50.

4. Date of the distribution(s) of the security.

   February 4, 2002.

5. Specify the section(s) of the Act or the Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which

the distribution(s) of the security was made.

| Section of the Act/Rules | Number of Securities |
|---|---|
| 74(2)(9) of the Act | 142,859 units |
| 128(b) of the Rules | 157,143 units |
| 128(h) of the Rules | 185,712 units |

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

| Full Name and Residential Address of Purchaser | Number of Securities Purchased | Price Per Share (Canadian $) | Total Purchase Price (Canadian $) | Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number |
|---|---|---|---|---|
| 547535 B.C. Ltd.<br>(Douglas Brooks)<br>501 - 905 West Pender Street<br>Vancouver, BC V6C 1L6 | 142,859 units | $0.35 | $50,000.65 | 74(2)(9) |
| Amken Holdings Ltd.<br>(Ken Bonham)<br>1724 Dogwood Drive<br>Revelstoke, BC V0E 2S1 | 71,429 units | $0.35 | $25,000.15 | 128(b) |
| David Beruschi<br>310 - 5th Street East<br>P.O. Box 833<br>Revelstoke, BC V0E 2S0 | 28,571 units | $0.35 | $9,999.85 | 128(h) |
| James Boyce<br>1376 Arborlynn Drive<br>N. Vancouver, BC V7J 2V3 | 28,571 units | $0.35 | $9,999.85 | 128(h) |
| Rainer Glyckherr<br>Box 130<br>Fort St. James, BC V0J 1P0 | 57,143 units | $0.35 | $20,000.05 | 128(h) |
| Lewis Hendrickson<br>96 Cartier Street<br>P.O. Box 2988<br>Revelstoke, BC V0E 1N6 | 28,571 units | $0.35 | $9,999.85 | 128(h) |
| Wayne Lyons<br>1240 Industrial Road<br>Kelowna, BC V1Z 1G5 | 14,285 units | $0.35 | $4,999.75 | 128(h) |

| | | | | |
|---|---|---|---|---|
| Carlo Rogano<br>P.O. Box 803<br>Revelstoke, BC V0E 2S0 | 85,714 units | $0.35 | $29,999.90 | 128(b) |
| Bruce Walker<br>1240 Industrial Road<br>Kelowna, BC V1Z 1G5 | 28,571 units | $0.35 | $9,999.85 | 128(h) |

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$169,999.90.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

| Name and Address of Agent | Compensation Paid (number and type of security and/or cash amount (Canadian $) | Price Per Share (Canadian $) | Name of Purchaser |
|---|---|---|---|
| N/A | | | |

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

Fifteen.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12

month period preceding the distribution of this security.

$231,000.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 4th day of February, 2002.

Buck Lake Ventures Ltd.
Name of issuer *(please print)*

Signature of authorized signatory

Raymond Roland, President
Name and office of authorized signatory
*(please print)*

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

**INSTRUCTIONS:**

**1.** If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

**2.** In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

**3.** In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

**4.** If the distribution of the security is made to a purchaser under section 128(a), (b), (c)

or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

**5.** Where an offering memorandum is required to be delivered in connection with a distribution of the security under section (74)(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

**6.** The report must be filed with the Commission on or before the 10th day after the distribution of the security.

**7.** File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

# BC FORM 53-901F

## *SECURITIES ACT*

## MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

**Item 1.** **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

January 30, 2002

**Item 3.** **Press Release**

Press Release dated January 30, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces that it has entered into an option agreement for the acquisition of up to a 100% interest in the Tib Lake Platinum Palladium Project from North American Palladium Ltd.

**Item 5.** **Full Description of Material Change**

The Issuer is pleased to announce that after extensive negotiations it has entered into an option agreement for the acquisition of up to a 100% interest in the Tib Lake Platinum Palladium Project from North American Palladium Ltd.

The Tib Lake Project which comprises 17 unpatented mineral claims (114 claim units) is located on the second largest intrusion in the Lac des Iles area. It is part of the 'Ring of Fire' - a 30 km circular feature of mafic to ultra-mafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Issuer's Buck Lake property. The deposit at Lac des Iles contains 146 million tonnes @ 1.57 grams per tonne palladium (7.4 million ounces of palladium).

The Lac des Iles deposit is one of largest of its type in the world and demonstrates the Ring of Fire's potential to host economic palladium and platinum mineral deposits. Geologists believe that this area, in particular the Ring of Fire, is a highly favourable geological environment for finding additional large palladium, platinum and nickel deposits. North America currently has only two mines that produce platinum and palladium as their primary product.

North American Palladium Ltd. has incurred approximately $100,000 in preliminary exploration on the Tib Lake Project. This surface exploration has confirmed the presence of platinum group metals on the property. The Tib Lake Project has not been drilled by North American Palladium Ltd. Recently, a state of the art airborne geophysical survey by the Ontario government revealed several conductive zones, potential zones of sulfides, within the Tib Lake intrusion on the Tib Lake Project. Drilling by Houston Lake on their adjacent portion of the Tib Lake intrusion has shown its potential with an intersection of 1.5 grams per tonne platinum + palladium + gold over 22.0 metres. On November 14, 2001 Houston Lake announced an agreement with Agnico-Eagle Mines Ltd., who are earning a 50% interest in Houston Lake's property by expending $3.6 million over four years and paying $650,000. Houston Lake's portion of the Tib Lake intrusion is adjacent to and immediately southwest of the Issuer's Tib Lake Project.

Under the terms of the agreement the Issuer can earn a 100% interest in the Tib Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Issuer being the operator initially.

The option Agreement is subject to Canadian Venture Exchange acceptance for filing.

**Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7. Omitted Information**

There is no omitted information.

**Item 8. Senior Officers**

Raymond Roland, President - (604) 682-7159.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 31st day of January, 2002.

Raymond Roland, President

**BC FORM 53-901F**

*SECURITIES ACT*

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***



**Item 1.** **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

February 1, 2002

**Item 3.** **Press Release**

Press Release dated February 1, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces that it has entered into an option agreement for the acquisition of up to a 100% interest in the Wakinoo Lake Platinum Palladium Project from North American Palladium Ltd.

**Item 5.** **Full Description of Material Change**

The Issuer is pleased to announce that after extensive negotiations it has entered into an option agreement for the acquisition of up to a 100% interest in the Wakinoo Lake Platinum Palladium Project from North American Palladium Ltd.

The Wakinoo Lake Project, which comprises 15 unpatented mineral claims (89 claim units) is located 25 km southwest of the Lac Des Iles Mine. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium Mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Issuer's Buck Lake property. The deposit at the Lac des Iles Mine contains 146 million tonnes @ 1.57 grams per tonne palladium (7.4 million ounces of palladium).

The Lac des Iles deposit is one of largest of its type in the world and demonstrates the Ring of Fire's potential to host economic palladium and

platinum mineral deposits. Geologists believe that this area, in particular the Ring of Fire, is a highly favourable geological environment for finding additional large palladium, platinum and nickel deposits. The Lac des Iles Mine is one of only two mines that produce platinum and palladium as their primary product in North America.

North American Palladium Ltd. has incurred approximately $110,000 in preliminary exploration on the Wakinoo Lake Project. This surface exploration has confirmed the presence of platinum group metals on the property in an area where past drilling has intersected 42.97 metres grading 0.72 grams per tonne platinum and palladium (including 9.14 metres grading 2.24 grams per tonne platinum and palladium). The Issuer will immediately drill two (2) holes in this area to further test the extent of the of the PGE mineralization.

Under the terms of the agreement the Issuer can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. The option agreement was subject to the mobilization of drill equipment, which has now occurred. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Issuer being the operator initially.

The option Agreement is subject to Canadian Venture Exchange acceptance for filing.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Raymond Roland, President - (604) 682-7159.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 8th day of February, 2002.

Leeta Drinovz, Director

82-1669

BC FORM 53-901F

*SECURITIES ACT*

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

02 MAR 15 AM 8:53

**Item 1.** **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

February 6, 2002

**Item 3.** **Press Release**

Press Release dated February 6, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces that it has commenced a two hole drill program on its Wakinoo Lake Property.

**Item 5.** **Full Description of Material Change**

The Issuer is pleased to announce that a two hole 400 metre drill program has started on the Issuer's Wakinoo Lake PGE Property, which was recently optioned from North American Palladium Ltd. (PDL).

The Wakinoo Lake Property, which comprises 15 unpatented mining claims (89 claim units), is located 25 km southwest of the Lac Des Iles Mine. It is part of the 'Ring of Fire' - a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Issuer's Buck Lake property. The deposit at the Lac des Iles Mine contains 146 million tonnes @ 1.57 grams per tonne palladium (7.4 million ounces of palladium).

PDL incurred approximately $110,000 in preliminary exploration on the Wakinoo Lake Property. This surface exploration has confirmed the presence

of platinum group metals in locally varied-textured gabbroic rocks with assay values up to 2.30 gpt platinum and palladium over 7.6 metres in channel sampling. These rocks in the vicinity of the occurrence contain up to 5% disseminated pyrite, chalcopyrite and pyrrhotite. Past drilling intersected 42.97 metres grading 0.72 grams per tonne platinum and palladium (including 9.14 metres grading 2.24 grams per tonne platinum and palladium).

The Issuer is drilling two (2) holes in this area to further test the extent of the PGE mineralization and is planning to follow-up with a summer surface program of back-hoe stripping, mapping and sampling. Aubrey J. Eveleigh, P.Geo, *Eveleigh Geological Consulting*, is managing the drilling of the Wakinoo Lake Property and acts as the Qualified Person.

Under the terms of the agreement the Issuer can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration expenditures over 5 years. PDL has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If PDL exercises the back in right, a joint venture will be formed with the Issuer being the operator initially.

The option agreement is subject to Canadian Venture Exchange acceptance for filing.

**Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7. Omitted Information**

There is no omitted information.

**Item 8. Senior Officers**

Raymond Roland, President - (604) 682-7159.

**Item 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 8th day of February, 2002.

Leeta Drinovz, Director

82-1669

**BC FORM 53-901F**

***SECURITIES ACT***

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

February 20, 2002

**Item 3.** **Press Release**

Press Release dated February 20, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces completion of two diamond drill holes (413 m) on its Wakinoo Lake Property.

**Item 5.** **Full Description of Material Change**

The Issuer reports the successful completion of two diamond drill holes (413 m) on the Wakinoo property, which was recently optioned from North American Palladium Ltd. and is located 25 km southwest of the Lac des Iles Mine. The Lac des Iles Mine contains reserves of 146 million tonnes @ 1.57 g/t palladium.

The Wakinoo property is located on the Demars and Wakinoo Lake intrusions. These intrusions are on the "Ring of Fire", a 30 km diameter circular structure of mafic and ultramafic intrusions that are considered by geologists to have excellent potential for palladium and platinum. Mineralized intrusions on the Ring of Fire host the Lac des Iles Mine and the high-grade nickel/palladium discovery at the Issuer's Buck Lake property.

The two diamond drill holes completed on the Wakinoo property were situated 50 meters apart and tested the continuation of significant PGM mineralization intercepted over 42.97m in a previous hole and grading 0.72 g/t palladium and platinum.

The holes intersected vari-textured gabbro with long sections of disseminated chalcopyrite and pyrrhotite. Maximum sulphide contents observed were 3% by volume. A total of 253 split core samples (half cores) were collected, most of these over 1 meter in length, some over 1.5 meters. Samples were sent to ALS Chemex Laboratories in North Vancouver and assay results are pending. Aubrey J. Eveleigh, P.Geo., Geological Consultant, supervised the drilling and sampling and acts as the Qualified Person.

Under the terms of the agreement the Issuer can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Issuer being the initial operator.

The option agreement with North American Palladium Ltd. is subject to Canadian Venture Exchange acceptance for filing.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Raymond Roland, President - (604) 682-7159.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 1st day of March, 2002.

Douglas B. Brooks, Director

82-1669

BC FORM 53-901F

*SECURITIES ACT*

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

02 MAR 15 AM 8:05

**Item 1.** **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

February 21, 2002

**Item 3.** **Press Release**

Press Release dated February 21, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces the completion of a private placement.

**Item 5.** **Full Description of Material Change**

Further to its news release of November 7, 2001, the Issuer announces the completion of its private placement as to 485,714 units at $0.35 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.50 per share. The units are subject to a hold period and may not be traded until June 5, 2002.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Raymond Roland, President - (604) 682-7159.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 1st day of March, 2002.

Douglas B. Brooks, Director

82-1669

[redacted]

02 MAR 15

January 25, 2002

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

**Attention: Douglas E. Eacrett**

Dear Sirs\Mesdames:

**Re: BUCK LAKE VENTURES LTD. ("BUC")**
**Private Placement-Non-Brokered – Submission #70114**

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 7, 2001:

| | |
|---|---|
| Number of Shares: | 485,714 shares |
| Purchase Price: | $0.35 per share |
| Warrants: | 485,714 non-transferable share purchase warrants to purchase 485,714 shares |
| Warrant Exercise Price: | $0.50 for a two year period |
| Number of Placees: | 9 placees |

Insider / Pro Group Participation:

| **Name** | **Insider=Y / ProGroup=P** | **# of Shares** |
|---|---|---|
| 547535 BC Ltd. (Douglas Brooks) | Y | 142,859 |

The Company must issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Buck Lake Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\842053\1